Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

		Year Ended December 31
(Dollars in thousands)	Six Months Ended June 30, 2007	2006	2005	2004	2003	2002

Earnings
Income from continuing operations	$ 20,028	$ 5,236	$ 6,794	$ 78,300	$ 56,552	$ 55,720

Fixed charges excluding preferred stock dividends	150,939	182,597	184,515	89,581	57,290	64,197

Total	$170,967	$187,833	$191,309	$167,881	$113,842	$119,917

Fixed charges
Interest on repurchase agreements	$150,608	$181,922	$183,833	$ 88,888	$ 56,592	$ 63,491
Interest on mortgages	331	675	682	693	698	706

Preferred dividend requirements	4,080	8,160	8,160	3,576	0	0

Total	$155,019	$190,757	$192,675	$ 93,157	$ 57,290	$ 64,197

Ratio of earnings to fixed charges and preferred stock dividends	1.10x	0.98x	0.99x	1.80x	1.99x	1.87x

Exh.12.1-1